Milbank, Tweed, Hadley & McCloy LLP
28 Liberty Street
New York, NY 10005

December 18, 2015

VIA EDGAR

Susan Block, Attorney-Advisor
Officer of Transportation and Leisure
Securities and Exchange Commission
100 F Street, NE

Washington, D.C. 20549

Re:	Turning Point Brands, Inc. (f/k/a/ North Atlantic Holding Company) Registration Statement on Form S-1

File No. 333-207816

Dear Ms. Block:

On behalf of Turning Point Brands, Inc. (the “Company”), a Delaware corporation, we file in electronic form the accompanying Amendment No. 2 (“Amendment No. 2”) to the Registration Statement on Form S-1 (the “Registration Statement”) of the Company and certain exhibits thereto, marked to indicate changes to the registration statement filed with the Securities and Exchange Commission (the “Commission”) on November 24, 2015.

Amendment No. 2 reflects the responses of the Company to comments received from the Staff of the Commission (the “Staff”) in a letter from you, dated December 2, 2015 (the “Comment Letter”), as well as certain other changes as indicated therein.

In addition, Amendment No. 2 contains changes to the Staff Accounting Bulletin (“SAB”) topic 1.B.3 supplemental pro forma earnings per share information included in the Registration Statement that were discussed on a telephone call with the Staff on December 4, 2015. Specifically, as noted during the telephone call, based on the Company’s current expectations of offering price range and post-offering market capitalization, the Company does not expect dividends will exceed the Company’s pro forma net income for the twelve months ended September 30, 2015 and therefore the Company will not include SAB 1.B.3 pro forma earnings per share information for that period in the Registration Statement. The Company will include supplemental pro forma earnings (loss) per share data for the twelve months ended December 31, 2014, expected dividends will exceed the Company’s pro forma net income for this period.

The discussion below is presented in the order of the numbered comments in the Comment Letter. Certain capitalized terms set forth in this letter are used as defined in the Registration Statement. For your convenience, references in the responses to page numbers are to the marked version of the Registration Statement. The Company’s written acknowledgement is attached hereto as Exhibit A.

The Company has asked us to convey the following as its responses to the Staff:

Our certificate of incorporation limits the ownership of our common stock, page 34

1.	We note your response to our prior comment 3 and reissue. We note your disclosure that your certificate of incorporation will limit the ownership of your common stock by individuals and entities that are Restricted Investors. Please advise if there is a risk that these restrictions may not be enforceable under Delaware law and update the risk factor and prospectus throughout, as applicable.

Response to Comment 1

The Company is of the view that the provisions of its second amended and restated certificate of incorporation that limit the ownership of the Company's common stock by individuals and entities that are Restricted Investors are enforceable under the Delaware General Corporation Law ("DGCL"). Section 2.02(b) of the DGCL permits restrictions on, among other things, the amount of a corporation's securities that may be owned by a person or group of persons provided that the restriction is either noted conspicuously on the certificate representing the security or, in the case of uncertificated shares, contained in a notice sent to registered shareholders pursuant to Section 151(f) of the DGCL.   The Company does not expect to issue any certificated shares in this offering or in any future issuance and has made arrangements with its transfer agent to provide notice to each of its current and future registered shareholders of the limit on ownership of the Company's common stock by individuals and entities that are Restricted Investors.  If the Company were to issue certificated shares in this offering or in the future, it would include the appropriate legend on the certificate noting the limitation on ownership of the Company's shares by Restricted Investors. The Company does not believe that further disclosure is needed in addition to the existing risk factor language in the preliminary prospectus.

Security Ownership of Beneficial Owners and Management, page 106

2.	We note the reference dates of September 25, 2015 and August 31, 2015. Please revise to provide the required information as of the most recent practicable date. Refer to Item 403 of Regulation S-K.

Response to Comment 2

In response to the Staff’s comment, the Company has revised the preliminary prospectus to provide the required information as of November 30, 2015. See page 106 of the preliminary prospectus.

Item 16. Exhibits, page II-2

3.	Please file the commitment from Standard General Master Fund L.P. for the $50 million bridge financing line of credit. Refer to Item 601(b)(10)(ii)(A) of Regulation S-K.

Response to Comment 3

In response to the Staff’s comment, the Company has filed the commitment letter from Standard General Fund L.P. for the $50 million bridge financing line of credit as an exhibit to Amendment No. 2. See Exhibit 10.43.

Conclusion

We thank the Staff for its attention to the Company’s submission and we look forward to hearing from you regarding the Registration Statement. If I can be of any assistance during the staff’s review of the enclosed Amendment No. 2, please contact me, collect, by telephone at (212) 530-5301 or by facsimile at (212) 822-5301. I can also be reached by e-mail at bnadritch@milbank.com.

Very truly yours,

/s/ Brett Nadritch, Esq.

Turning Point Brands, Inc.
5201 Interchange Way
Louisville, KY 40229
Tel: (502) 778-4421

December 18, 2015

Via EDGAR
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE

Washington, D.C. 20549

Attention:	Susan Block

Re:	Turning Point Brands, Inc. (CIK No. 0001290677) (the “Company”)
Amendment No. 2 to the Registration Statement on Form S-1 (File No. 333-207816) (the “Registration Statement”)

Ladies and Gentlemen:

The Company hereby acknowledges the following:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

Turning Point Brands, Inc.

By:	/s/ Lawrence S. Wexler
	Name:	Lawrence S. Wexler
	Title:	Chief Executive Officer